UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 FiberCore, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    31563B109
                                 --------------
                                 (CUSIP Number)

                             Bruce S. Coleman, Esq.
                               Coleman & Rhine LLP
                           1120 Avenue of the Americas
                            New York, New York 10036
                                  212-840-3330
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                January 14, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class). (See Rule 13d-7.)

Note: Six copies of this document, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  31563B109                              Page    2       of 7    Pages
          ------------                                ----------    -----

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        TechMan International Corp. #04-2766019
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)[  ]
                                                                (b)[  ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)    [  ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER
      SHARES                2,597,017
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY          8    SHARED VOTING POWER
       EACH                 0
     REPORTING        ----------------------------------------------------------
       PERSON          9    SOLE DISPOSITIVE POWER
       WITH                 2,597,017
--------------------------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,597,017
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [   ]
--------------------------------------------------------------------------------
13      7.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP No.  31563B109                             Page    3       of 7    Pages
          ------------                               ----------    -----

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        M. Mahmud Awan ####-##-####
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)[  ]
                                                                (b)[  ]
--------------------------------------------------------------------------------
 3      SEC USE ONLY
--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)    [  ]
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
     NUMBER OF              0
      SHARES         -----------------------------------------------------------
   BENEFICIALLY        8    SHARED VOTING POWER
     OWNED BY               2,597,017
       EACH          -----------------------------------------------------------
     REPORTING         9    SOLE DISPOSITIVE POWER
      PERSON                0
       WITH          -----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                            2,597,017
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,597,017
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [   ]
--------------------------------------------------------------------------------
13      7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer.

         This statement relates to the common stock, $0.001 par value per share (the "Common Stock") of FiberCore, Inc. (the "Issuer" or the "Company"), a Nevada corporation with its principal executive office at 174 Charlton Road, Sturbridge, Massachusetts 01566.

Item 2.  Identity and Background.

        (a)-(f)

         This is a joint statement being filed by TechMan International Corp. ("TechMan") and M. Mahmud Awan (the "Reporting Persons").

     TechMan is a Massachusetts corporation whose address is 240 Strubridge Road, Box 727, Charlton City, MA 01508. M. Mahmud Awan is a United States citizen residing at 55 Whittmore Road, Sturbridge, MA 01566 and he is the Chairman, Chief Executive Officer and sole shareholder of TechMan and a director of the Company.

         During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         TechMan, using its working capital, acquired 1,046,321 shares of the Company's common stock, $.001 par value (the "Common Stock") and received common stock purchase warrants to purchase an additional 550,696 shares of Common Stock. Techman received 1,000,000 additional common stock purchase warrants in connection with a Distributor Agreement entered into with the Company to sell the Company's products in the Middle East. Such Distributor Agreement provides for TechMan to receive up to 1,000,000 shares of Common Stock for Company sales generated by TechMan of up to $200,000,000. As sole shareholder of Techman, M. Mahmud Awan is the beneficial owner of the securities of the Company owned by Techman. M. Mahmud Awan does not have any direct ownership of Company securities.

Item 4.  Purpose of the Transaction.

         TechMan acquired the securities of the Issuer for investment.

         The Reporting Persons may, in the future, acquire additional securities of the Issuer, through open market purchases, or otherwise. Similarly, the Reporting Persons may in the future dispose of securities of the Issuer, through sales on the open market or otherwise. TechMan was named as a "Selling Securityholder" in a Registration Statement on Form S-1 (file no. 333-10319) (the "Registration Statement"), which Registration Statement was declared effective by the Securities and Exchange Commission on January 14, 1997. TechMan may sell, pledge or otherwise dispose of the securities of the Issuer pursuant to the registration Statement. TechMan has no current plans with respect to the foregoing.

         The Reporting Persons have no current plans or proposals with respect to:

         (i) Any extraordinary corporate transaction relating to the Issuer or any of its subsidiaries;

         (ii) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (iii) Any change in the present Board of Directors or management of the Issuer; provided, however, that as M. Mahmud Awan is a director of the Issuer,
M. Mahmud Awan has been involved in discussions regarding the possible expansion of the Issuer's Board of Directors to include an independent, non-employee director;

         (iv) Any material change in the present capitalization of the Issuer;

         (v) Any other material change in Issuer's business or corporate structure;

         (vi) Any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (vii) Causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (viii) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

         (ix) any similar action to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Persons beneficially own 2,597,017 shares of Common Stock, or 7.0% of the Common Stock of the Company.

         (b) TechMan has sole voting and dispositive power with respect to 2,597,017 shares of Common Stock, or 7.0% of the Common Stock of the Company. TechMan has shared voting and dispositive power with respect to no shares of Common Stock, or 0.0% of the Common Stock of the Company. As sole shareholder of TechMan, M. Mahmud Awan is the beneficial owner of the securities of the Company owned by TechMan.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships With respect to Securities of the Issuer.

         On November 27, 1996, M. Mahmud Awan entered into a Voting Agreement (the "Voting Agreement") with Mohd A. Aslami, Chuck DeLuca and AMP Incorporated pursuant to which the parties agreed to vote together to elect a slate of directors for the Board of Directors of the Company. The combined voting power of the four is 21,005,775 shares of Common Stock, or 48.6% of the Common Stock of the Company. The Voting Agreement does not require the parties to vote together on any other matter. Reference is made to the full text of the Voting Agreement, attached as an Exhibit hereto, for the complete terms thereof.

Item 7.   Exhibits.

          The following document is being filed herewith as an Exhibit:

     1.   Distributor  Agreement   between  the  FiberCore,   Inc.  and  Techman
International Corp. dated November 1, 1995.

     2. Voting Agreement dated as of November 27, 1996, among Mohd A. Aslami, Charles DeLuca, M. Mahmud Awan and AMP Incorporated.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 5, 1997


                                                   TECHMAN INTERNATIONAL CORP.


                                                   By: /s/ M. Mahmud Awan
                                                      --------------------------
                                                        M. Mahmud Awan



                                                       /s/ M. Mahmud Awan
                                                      --------------------------
                                                        M. Mahmud Awan